UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Bainum, Jr., Stewart
   11555 Darnestown Road
   Gaithersburg, MD  20878
2. Date of Event Requiring Statement (Month/Day/Year)
   10/15/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc. (formerly Choice Hotels Franchising, Inc.) CHH
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman
6. If Amendment, Date of Original (Month/Day/Year)
   10/28/97
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
  Common Stock                             |549,152               |I               |Note 1                                         |
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        "           "                      |136,968               |I               |Note 2                                         |
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        "           "                      |205,041               |I               |Note 3                                         |
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        "           "                      |6,768                 |I               |Note 4                                         |
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        "           "                      |1,221,215             |I               |Note 5                                         |
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        "           "                      |906,913               |I               |Note 6                                         |
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        "           "                      |851,669               |I               |Note 7                                         |
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        "           "                      |66,549                |I               |Note 8                                         |
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        "           "                      |1,107,550             |I               |Note 9                                         |
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        "           "                      |822,502               |I               |Note 10                                        |
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        "           "                      |701,340               |I               |Note 11                                        |
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        "           "                      |220,737               |I               |Note 12                                        |
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Common Stock                               |565,809               |I               |Note 13                                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
  Common Stock Option (R|Note 14  |11/2/98  |Common Stock           |105,000  |$2.8966   |D            |                           |
ight to Buy)            |         |         |                       |         |          |             |                           |
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          "             |Note 14  |11/2/99  |"          "           |76,484   |$2.6414   |D            |                           |
  "               "     |         |         |                       |         |          |             |                           |
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          "             |Note 15  |10/23/00 |"          "           |46,781   |$3.0109   |D            |                           |
  "               "     |         |         |                       |         |          |             |                           |
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          "             |Note 16  |10/31/01 |"          "           |47,671   |$3.955    |D            |                           |
  "               "     |         |         |                       |         |          |             |                           |
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          "             |Note 17  |10/21/02 |"          "           |32,078   |$6.4484   |D            |                           |
  "               "     |         |         |                       |         |          |             |                           |
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          "             |Note 18  |12/6/03  |"          "           |43,167   |$6.9078   |D            |                           |
  "               "     |         |         |                       |         |          |             |                           |
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          "             |Note 19  |6/21/05  |"          "           |63,563   |$9.2807   |D            |                           |
  "               "     |         |         |                       |         |          |             |                           |
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          "             |Note 20  |7/1/06   |"          "           |64,748   |$12.113   |D            |                           |
  "               "     |         |         |                       |         |          |             |                           |
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          "             |Note 21  |11/4/06  |"          "           |5,495    |$12.2095  |D            |                           |
  "               "     |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Shares held by the Stewart Bainum, Jr. Declaration of Trust dated March 13, 1996 (the "Stewart Bainum,
Jr. Trust"), the sole trustee and beneficiary of which is Mr. Bainum, Jr.
Note 2: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (1,779,628) owned by Mid Pines
Associates,
L.P.
Note 3: The proportionate interest of the Stewart Bainum, Jr. Grantor Retained Annuity Trust dated September 10,
1996, the sole trustee of which is Mr. Bainum, Jr. in shares (1,779,628) in Mid Pines Associates. L.P.
Note 4: The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum, Jr.'s two minor children in shares (1,779,628) in Mid Pines Associates, L.P.
Note 5: The proportionate interest in shares (5,417,761) owned by Bainum Associates Limited Partnership. Mr.
Bainum, Jr. is the Managing General Partner and has the sole right to dispose of such shares.
Note 6: The proportionate interest in shares (4,415,250) owned by MC Investments Limited Partnership. Mr.
Bainum, Jr. is the Managing General Partner and has the sole right to dispose of such shares.
Note 7: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (3,567,869) owned by Realty
Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. owns indirectly 23.8% of the outstanding common stock. Mr. Bainum, Jr.'s Trust has shared voting and dispositive control of such shares. Also includes 127,088 shares indirectly held through certain trusts for the benefit of Mr.
Bainum, Jr.'s two minor
children.
Note 8: The proportionate interest of the Roberta Froom Irrevocable Trust in shares (1,779,628) owned by Mid
Pines Associates, L.P. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary.
Note 9: The proportionate interest of the Roberta Froom Irrevocable Trust in shares (5,417,761) owned by
Bainum Associates Limited Partnership. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary.
Note 10: The proportionate interest of the Roberta Froom Irrevocable Trust in shares (4,415,250) owned by MC
Investments Limited Partnership. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary.
Note 11: The proportionate interest of the Roberta Froom Irrevocable Trust in shares (3,567,869) owned by
Realty Investment Company, Inc. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary.
Note 12: The proportionate interest of certain trusts in shares (1,779,628) of Mid Pines Associates, L.P. for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries.
Note 13: The proportionate interest in shares (3,567,869) of Realty Investment Company, Inc. of certain trusts for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum, Jr. is the trustee and his nephews are the beneficiaries.
Note 14:  All options are currently
exercisable.
Note 15: 37,425 options are currently exercisable; the remainder vest on 10/23/98.
Note 16: 19,068 options are currently exercisable; the remainder vest on three annual installments of 9,534 beginning on 10/21/98.
Note 17: 12,832 options are currently exercisable; the remainder vest in three annual installments of 6,416 beginning on
10/21/98.
Note 18: 8,634 options are currently exercisable; the remainder vest in two annual installments of 4,317 options beginning on 12/6/97 and three annual installments of 8,633 options beginning on 12/6/99.
Note 19: 25,426 options are currently exercisable; the remainder vest in three annual installments of 12,713 options beginning on
6/21/98.
Note 20: 12,950 options are currently exercisable; the remainder vest in four annual installments of 12,950 options beginning on
7/1/98.
Note 21: Such options vest in three equal annual installments beginning on 11/4/98.
SIGNATURE OF REPORTING PERSON
Stewart Bainum, Jr.
DATE
2/12/98